STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

January 25, 2008

Job Number
C20080125-1448

Corporation Number
C14384-2004

Filing Description

Amendment

Document Filing Number

20080051590-80

Date/Time of Filing

January 25, 2008 11:42:27 AM

Corporation Name

FOUR RIVERS BIOENERGY INC.

Resident Agent

BUSINESS FIRST FORMATIONS, INC.

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

January 25, 2008

Job Number: C20080125-1448
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20080051590-80	Amendment	1 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

By

Certification Clerk



Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 88781-4289
(775) 684-6708

Filed in the office of	Document Number 20080051590-80
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/25/2008 11:42 AM
	Entity Number C14384-2004

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation:

Med-Tech Solutions, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article First is hereby deleted in its entirety and replaced with the following:

1. Name of Corporation Four Rivers BioEnergy Inc.

The following language shall be added at the end ofthe first paragraph of Section 1. Capital Stock:

On January 25, 2008, the Corporation effectuated a reverse stock split for the outstanding shares of common stock at the rate of one share for every seventeen shares, without changing the authorized capital of the Corporation which remains at 500,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 92,465,877.

4. Effective date of filing (optional): ____________
(must not be later than 30 days after the effective date)

5. Officer Signature (required): ____________

Gary Hudson, President & Chief Executive Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.
IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE
This form must be accompanied by appropriate fees. See attached fee schedule

410938.1

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